Robert Charles Brighton, Jr. Shareholder Phone: 954.985.4178 Fax: 954.985.4176 Rbrighton@beckerlawyers.com Becker & Poliakoff 1 East Broward Blvd. Suite 1800 Ft. Lauderdale, FL 33301

February 28, 2023

VIA EDGAR

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Real Estate and Construction

450 Fifth Street N.W.

Washington, DC 20549

Attention:	Mr. Benjamin Holt, Staff Attorney

Ms. Pam Howell, Office Chief

Re	Golden Star Acquisition Corporation

Amendment No. 3 to Registration Statement on Form S-1

Filed October 24, 2022

File No. 333-261569

To the Reviewing Staff Members of the Commission:

Reference is made to the Staff’s letter dated November 17, 2022 to Mr. Linjun Guo, Chief Executive Officer of Golden Star Acquisition Corporation, a Cayman exempt liability company (the Company), regarding comments on Amendment No. 3 to the Company’s Registration Statement on Form S-1. On behalf of our client, and as requested by the Staff, we are responding to the questions raised by the Staff and amending the Company’s prospectus included in the Registration Statement to include certain clarifying disclosure to address the Staff’s comments. For your convenience, we have set forth the Staff’s comments in bold italics, followed by our response, as follows:

Summary, page 1

1.	We partially reissue comment 4. In your summary of risk factors, for each of the bulleted risks identified under the captions "Risks to investors related to our sponsor being controlled by our chairman and chief executive officer who has significant ties to China and our executive officers and directors being located in or having significant ties to China" and "Risks Related to Doing Business in the PRC if we were to acquire a Business based in or controlled by PRC Residents," please revise to include the corresponding page number where the more detailed discussion of each risk may be found in the prospectus.

In response to the Staff's comments, we have revised the disclosure in the summary and risk factors to include the page number where the more detailed discussion of each risk may be found in the prospectus.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

February 28, 2023

Risk Factors

“The Excise Tax included in the Inflation Reduction Act … .”, page 46

2.	We note the discussion of the Inflation Reduction Act on page 46 and the statement that it is possible the Excise Tax will apply to any redemptions of your common stock after December 31, 2022. You also state that the proceeds held in the trust account "could be subject to the Excise Tax." Please advise us of the factors or considerations that will determine whether the Excise Tax, if required to be paid in connection with redemptions, would be required to be paid using funds from the trust account, as distinguished from other sources of funds.

In response to the Staff’s comments, we have revised the discussion of Excise Tax on page 46 in accordance with the Staff’s instructions.

General

3.	We partially reissue comment 6. Please revise your risk factor disclosure on page 71 to include disclosures consistent with the separate section on Enforcement of Civil Liabilities on pages 5-6. In this regard, we note that your disclosure on page 71 does not discuss the laws of Hong Kong.

In response to the Staff's comments, we have revised the disclosure on page 71 to expand the discussion to include a discussion of the laws of Hong Kong consistent with our disclosure in the separate section on Enforcement of Civil Liabilities on pages 5-6.

4.	Please revise the filing fee table to register the ordinary shares underlying the warrants included as part of the units. In this regard, we note your revised disclosure on page 14 and elsewhere that the warrants will become exercisable 30 days following the completion of your initial business combination, which may be within one year. Refer to Securities Act Sections Compliance and Disclosure Interpretation 103.04 for guidance.

We have revised the offering terms and removed warrants as part of the units to issue in connection with this public offering. The updated exhibit 107 is filed together with this amendment to reflect the changes of the offering terms.

United States Securities & Exchange Commission

Division of Corporation Finance

Office of Technology

February 28, 2023

We trust that our responses above fully address the Staff’s concerns as set forth in its comment letter. Should the Staff have any additional questions regarding the information contained in the Registration Statement or with respect to our response to the comment letter, please contact the undersigned by email at rbrighton@beckerlawyers.com, or Bill Huo, Esq. at bhuo@beckerlawyers.com. You may also contact the undersigned by phone at (954) 985-4178.

Very truly yours,

By:	/s/ Robert C. Brighton, Jr.
Name:	Robert C. Brighton, Jr.

cc:	Mr. Linjun Guo

Chief Executive Officer

Golden Star Acquisition Corporation